UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑	SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OF THE SECURITIES EXCHANGE ACT OF 1934

Contains only the certified financial statements for the fiscal year ended December 31, 2011

Commission File No. 333-177498

RXi PHARMACEUTICALS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	45-3215903
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

60 Prescott Street Worcester, Massachusetts	01605
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(508) 767-3861

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on it corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter time that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☑

As of June 30, 2011, the last business day of the registrant’s most recently completed second fiscal quarter, there was no established public trading market for the common stock of the registrant.

As of May 1, 2012, the registrant had outstanding 142,289,775 shares of Common Stock, $0.0001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE:

None.

INTRODUCTORY NOTE

RXi Pharmaceuticals Corporation (“we,” “us,” “our,” the “Company” and “RXi”) is filing this special financial report pursuant to Rule 15d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 15d-2, this special financial report contains only: (1) our certified financial statements for the period from our inception through December 31, 2011, the year preceding the February 14, 2012 effective date of our Registration Statement on Form S-1 (Reg. No. 333-177498) under the Securities Act of 1933, as amended, and (2) a discussion of risks and uncertainties that could have a material adverse effect on our business, financial condition or results of operations and the trading price of our common stock.

Item No.	Description	Page Number
	PART I
1A.	Risk Factors	1

	PART II

8.	Financial Statements and Supplementary Data	F-1

i

PART I

ITEM 1A.	Risk Factors

RISK FACTORS

You should carefully consider the risks described below and all of the other information contained in this special financial report in evaluating us and our common stock. If the following risks and uncertainties, or any one of them, develops into actual events, they could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to the Company

We are dependent on the success of our lead drug candidate, which may not receive regulatory approval or be successfully commercialized.

RXI-109, our first RNAi-based product candidate, targets CTGF and may have a variety of medical applications. We are planning to begin a Phase I clinical trial in 2012 for RXI-109. The FDA, however, may require additional information before we are allowed to commence our clinical studies, and such information may be costly to provide or cause potentially significant delays in development. There is no assurance that we will be able to successfully develop RXI-109 or any other product candidate.

We currently generate no revenue from sales and may never be able to develop marketable products. The FDA or similar foreign governmental agencies must approve our products in development before they can be marketed. The process for obtaining FDA approval is both time-consuming and costly, with no certainty of a successful outcome. Before obtaining regulatory approval for the sale of any drug candidate, we must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. We have not yet shown safety or efficacy in humans for any RNAi-based product candidates, including RXI-109. A failure of any preclinical study or clinical trial can occur at any stage of testing. The results of preclinical and initial clinical testing of these products may not necessarily indicate the results that will be obtained from later or more extensive testing. It is also possible to suffer significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

A number of different factors could prevent us from obtaining regulatory approval or commercializing our product candidates on a timely basis, or at all.

We, the FDA or other applicable regulatory authorities or an institutional review board (“IRB”) may suspend clinical trials of a drug candidate at any time for various reasons, including if we or they believe the subjects or patients participating in such trials are being exposed to unacceptable health risks. Among other reasons, adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or other regulatory authorities suspending or terminating the trial and refusing to approve a particular drug candidate for any or all indications of use.

Clinical trials of a new drug candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the drug candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, and delays in patient enrollment can result in increased costs and longer development times.

Clinical trials also require the review and oversight of IRBs, which approve and continually review clinical investigations and protect the rights and welfare of human subjects. An inability or delay in obtaining IRB approval could prevent or delay the initiation and completion of clinical trials, and the FDA may decide not to consider any data or information derived from a clinical investigation not subject to initial and continuing IRB review and approval.

Numerous factors could affect the timing, cost or outcome of our drug development efforts, including the following:

•	Delays in filing or acceptance of initial drug applications for RXI-109 or other product candidates;

•	Difficulty in securing centers to conduct trials;

•	Conditions imposed on us by the FDA or comparable foreign authorities regarding the scope or design of RXi’s clinical trials;

•	Problems in engaging IRBs to oversee trials or problems in obtaining or maintaining IRB approval of studies;

•	Difficulty in enrolling patients in conformity with required protocols or projected timelines;

•	Third-party contractors failing to comply with regulatory requirements or to meet their contractual obligations to us in a timely manner;

•

Our drug candidates having unexpected and different chemical and pharmacological properties in humans than in laboratory testing and interacting with human biological systems in unforeseen, ineffective or harmful ways;

•	The need to suspend or terminate clinical trials if the participants are being exposed to unacceptable health risks;

•	Insufficient or inadequate supply or quality of our drug candidates or other necessary materials necessary to conduct our clinical trials;

•	Effects of our drug candidates not being the desired effects or including undesirable side effects or the drug candidates having other unexpected characteristics;

•	The cost of our clinical trials being greater than we anticipate;

•

Negative or inconclusive results from our clinical trials or the clinical trials of others for similar drug candidates or inability to generate statistically significant data confirming the efficacy of the product being tested;

•	Changes in the FDA’s requirements for testing during the course of that testing;

•	Reallocation of our limited financial and other resources to other clinical programs; and

•	Adverse results obtained by other companies developing similar drugs.

It is possible that none of the product candidates that we may develop will obtain the appropriate regulatory approvals necessary to begin selling them or that any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. The time required to obtain FDA and other approvals is unpredictable, but often can take years following the commencement of clinical trials, depending upon the complexity of the drug candidate. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenue from the particular drug candidate.

We also are subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with the FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by regulatory authorities outside of the United States.

The approach we are taking to discover and develop novel therapeutics using RNAi is unproven and may never lead to marketable products.

RNA interference is a relatively new scientific discovery. Our RNAi technologies have not yet been clinically tested, nor are we aware of any clinical trials for efficacy having been completed by third parties involving these technologies. To date, no company has received regulatory approval to market therapeutics utilizing RNAi, and a number of clinical trials of RNAi technologies by other companies have been unsuccessful. The scientific evidence to support the feasibility of developing drugs based on these discoveries is both preliminary and limited. To successfully develop RNAi-based products, we must resolve a number of issues, including stabilizing the RNAi material and delivering it into target cells in the human body. We may spend large amounts of money trying to resolve these issues and may never succeed in doing so. In addition, any compounds that we develop may not demonstrate in patients the chemical and pharmacological properties ascribed to them in laboratory studies, and they may interact with human biological systems in unforeseen, ineffective or even harmful ways.

The FDA could impose a unique regulatory regime for RNAi therapeutics.

The substances we intend to develop may represent a new class of drug, and the FDA has not yet established any definitive policies, practices or guidelines in relation to these drugs. While we expect any product candidates that we develop will be regulated as a new drug under the Federal Food, Drug, and Cosmetic Act, the FDA could decide to regulate them or other products we may develop as biologics under the Public Health Service Act. The lack of policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we may submit. Moreover, the FDA may respond to these submissions by defining requirements that we may not have anticipated.

The FDA approval process may be delayed for any drugs we develop that require the use of specialized drug delivery devices or vehicles.

Some drug candidates that we develop may need to be administered using specialized vehicles, such as an implantable pump, that deliver RNAi therapeutics directly to diseased parts of the body. The drug delivery vehicles that we expect to utilize to deliver our drug candidates have not been approved by the FDA or other regulatory agencies. In addition, the FDA may regulate the product as a combination product of a drug and a device or require additional approvals or clearances for the modified delivery.

If a specialized delivery vehicle is owned by another company, we would need that company’s cooperation to implement the necessary changes to the vehicle, or its labeling and to obtain any additional approvals or clearances. Any delays in finding suitable drug delivery vehicles to administer RNAi therapeutics directly to diseased parts of the body could negatively affect our ability to successfully develop our RNAi therapeutics.

Even if we receive regulatory approval to market our product candidates, our product candidates may not be accepted commercially, which may prevent us from becoming profitable.

The RNAi product candidates that we are developing are based on new technologies and therapeutic approaches. RNAi products may be more expensive to manufacture than traditional small molecule drugs, which may make them more costly than competing small molecule drugs. Additionally, for various applications, RNAi products are likely to require injection or implantation and to not readily cross the so-called blood brain barrier, which will make them less convenient to administer than drugs administered orally. Key participants in the pharmaceutical marketplace, such as physicians, medical professionals working in large reference laboratories, public health laboratories and hospitals, third-party payors and consumers may not accept products intended to improve therapeutic results based on RNAi technology. As a result, it may be more difficult for us to convince the medical community and third-party payors to accept and use our products or to provide favorable reimbursement. If medical professionals working with large reference laboratories, public health laboratories and hospitals choose not to adopt and use our RNAi technology, our products may not achieve broader market acceptance.

We are subject to competition and may not be able to compete successfully.

We believe numerous companies are investigating or plan to investigate a variety of proposed anti-scarring therapies in clinical trials. The companies include large and small pharmaceutical, chemical and biotechnology companies, as well as universities, government agencies and other private and public research organizations. Such companies include Renovo Group plc, CoDa Therapeutics, Inc., Sirnaomics, Inc., FirstString Research, Inc., Merz Pharmaceuticals, LLC, Capstone Therapeutics, Halscion, Inc., Garnet Bio Therapeutics, Inc., AkPharma Inc., Promedior, Inc., Kissei Pharmaceutical Co., Ltd., Eyegene, Derma Sciences, Inc., Healthpoint Biotherapeutics and Pharmaxon. In particular, Excaliard Pharmaceuticals, Inc., which has been acquired by Pfizer, Inc., has successfully advanced an anti-CTGF antisense oligonucleotide through several Phase I and Phase II trials, demonstrating improved scar outcome over placebo.

We believe other companies working in the RNAi area, generally, include Alnylam Pharmaceuticals, Inc., Marina Biotech, Inc., Tacere Therapeutics, Inc., Benitec Limited, OPKO Health, Inc., Silence Therapeutics plc, Quark Pharmaceuticals, Inc., Rosetta Genomics Ltd., Lorus Therapeutics, Inc., Tekmira Pharmaceuticals Corporation, Arrowhead Research Corporation, Regulus Therapeutics Inc. FibroGen, Inc. and Santaris, as well as a number of large pharmaceutical companies. Many other companies are pursuing non-RNAi-based therapies for one or more fibrotic disease indications, including ocular scarring or other indications that we may seek to pursue.

Most of these competitors have substantially greater research and development capabilities and financial, scientific, technical, manufacturing, marketing, distribution and other resources than we have, and we may not be able to successfully compete with them. In addition, even if we are successful in developing our product candidates, in order to compete successfully we may need to be first to market or to demonstrate that our RNAi based products are superior to therapies based on different technologies. A number of our competitors have already commenced clinical testing of RNAi product candidates and may be more advanced than we are in the process of developing products. If we are not first to market or are unable to demonstrate superiority, any products for which we are able to obtain approval may not be successful.

We are dependent on technologies we license, and if we lose the right to license such technologies or fail to license new technologies in the future, our ability to develop new products would be harmed.

Many patents in the RNAi field have already been exclusively licensed to third parties, including our competitors. If any of our existing licenses are terminated, the development of the products contemplated by the licenses could be delayed or terminated and we may not be able to negotiate additional licenses on acceptable terms, if at all, which would have a material adverse effect on our business.

We may be unable to protect our intellectual property rights licensed from other parties; our intellectual property rights may be inadequate to prevent third parties from using our technologies or developing competing products; and we may need to license additional intellectual property from others.

Therapeutic applications of gene silencing technologies, delivery methods and other technologies that we license from third parties are claimed in a number of pending patent applications, but there is no assurance that these applications will result in any issued patents or that those patents would withstand possible legal challenges or protect our technologies from competition. The United States Patent and Trademark Office and patent granting authorities in other countries have upheld stringent standards for the RNAi patents that have been prosecuted so far. Consequently, pending patents that we have licensed and those that we own may continue to experience long and difficult prosecution challenges and may ultimately issue with much narrower claims than those in the pending applications. Third parties may hold or seek to obtain additional patents that could make it more difficult or impossible for us to develop products based on RNAi technology without obtaining a license to such patents, which licenses may not be available on attractive terms, or at all.

In addition, others may challenge the patents or patent applications that we currently license or may license in the future or that we own and, as a result, these patents could be narrowed, invalidated or rendered unenforceable, which would negatively affect our ability to exclude others from using RNAi technologies described in these patents. There is no assurance that these patent or other pending applications or issued patents we license or that we own will withstand possible legal challenges. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Any patents issued to us or our licensors may not provide us with any competitive advantages, and there is no assurance that the patents of others will not have an adverse effect on our ability to do business or to continue to use its technologies freely. Our efforts to enforce and maintain our intellectual property rights may not be successful and may result in substantial costs and diversion of management time. Even if our rights are valid, enforceable and broad in scope, competitors may develop products based on technology that is not covered by our licenses or patents or patent application that we own.

We have received a letter from Alnylam Pharmaceuticals, Inc., or Alnylam, claiming that we require access to Alnylam’s patent and patent applications and demanding that we stop engaging in unspecified alleged infringing activities unless we obtain a license from Alnylam. We understand that other companies working in the RNAi area have received similar letters from Alnylam. Although we believe, based on the advice of our patent counsel, that our current and planned activities do not infringe any valid patent rights of Alnylam, there is no assurance that we will not need to alter our development candidates or products or obtain a license to Alnylam’s rights to avoid any such infringement.

There is no guarantee that future licenses will be available from third parties for our product candidates on timely or satisfactory terms, or at all. To the extent that we are required and are able to obtain multiple licenses from third parties to develop or commercialize a product candidate, the aggregate licensing fees and milestones and royalty payments made to these parties may materially reduce our economic returns or even cause us to abandon development or commercialization of a product candidate.

Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

The applications based on RNAi technologies claim many different methods, compositions and processes relating to the discovery, development, delivery and commercialization of RNAi therapeutics. Because this field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will issue, when, to whom and with what claims. Although we are not aware of any blocking patents or other proprietary rights, it is likely that there will be significant litigation and other proceedings, such as interference and opposition proceedings in various patent offices, relating to patent rights in the RNAi field. It is possible that we may become a party to such proceedings.

We will rely upon third parties for the manufacture of our clinical product candidates.

We do not have the facilities or expertise to manufacture supplies of any of our potential product candidates for clinical trials. Accordingly, we will be dependent upon contract manufacturers for these supplies. We currently obtain supplies for RXI-109 from a single supplier, Agilent Technologies, Nucleic Acid Solutions Division. If for any reason we are unable to obtain RXI-109 from this supplier, we would have to seek to obtain it from another major digonucleotide manufacturer. There is no assurance that we will be able to timely secure needed supply arrangements on satisfactory terms, or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, if we obtain regulatory approval for our product candidates, to commercialize them.

We may not be able to establish or maintain the third-party relationships that are necessary to develop or potentially commercialize some or all of our product candidates.

We expect to depend on collaborators, partners, licensees, clinical research organizations and other third parties to support our discovery efforts, to formulate product candidates, to manufacture our product candidates and to conduct clinical trials for some or all of our product candidates. We cannot guarantee that we will be able to successfully negotiate agreements for or maintain relationships with collaborators, partners, licensees, clinical investigators, vendors and other third parties on favorable terms, if at all. Our ability to successfully negotiate such agreements will depend on, among other things, potential partners’ evaluation of the superiority of our technology over competing technologies, the quality of the preclinical and clinical data that we have generated and the perceived risks specific to developing our product candidates. If we are unable to obtain or maintain these agreements, we may not be able to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize our product candidates. We cannot necessarily control the amount or timing of resources that our contract partners will devote to our research and development programs, product candidates or potential product candidates, and we cannot guarantee that these parties will fulfill their obligations to us under these arrangements in a timely fashion. We may not be able to readily terminate any such agreements with contract partners even if such contract partners do not fulfill their obligations to us.

Even if we obtain regulatory approvals, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and foreign regulations, we could lose our approvals to market drugs and our business would be materially and adversely affected.

Following regulatory approval of any drugs we may develop, we will remain subject to continuing regulatory review, including the review of adverse drug experiences and clinical results that are reported after our drug products are made available to patients. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our drug products will also be subject to periodic review and inspection by the FDA. The discovery of any new or previously unknown problems with the product, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market. We would continue to be subject to the FDA requirements governing the labeling, packaging, storage, advertising, promotion, recordkeeping and submission of safety and other post-market information for all of our product candidates, even those that the FDA had approved. If we fail to comply with applicable continuing regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and other adverse consequences.

We are subject to potential liabilities from clinical testing and future product liability claims.

If any of our future products are alleged to be defective, they may expose us to claims for personal injury by patients in clinical trials of our products. If our products are approved by the FDA, users may claim that such products caused unintended adverse effects. We will seek to obtain clinical trial insurance for clinical trials that we conduct, as well as liability insurance for any products that we market. There is no assurance that we will be able to obtain insurance in the amounts we seek, or at all. We anticipate that licensees who develop our products will carry liability insurance covering the clinical testing and marketing of those products. There is no assurance, however, that any insurance maintained by us or our licensees will prove adequate in the event of a claim against us. Even if claims asserted against us are unsuccessful, they may divert management’s attention from our operations and we may have to incur substantial costs to defend such claims.

Any drugs we develop may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could have a material adverse effect on our business.

We intend to sell our products to plastic surgeons and dermatologists, as well as hospitals, oncologists and clinics which receive reimbursement for the healthcare services they provide to their patients from third-party payors, such as Medicare, Medicaid and other domestic and international government programs, private insurance plans and managed care programs. Most third-party payors may deny reimbursement if they determine that a medical product was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, was used for an unapproved indication or if they believe the cost of the product outweighs its benefits. Third-party payors also may refuse to reimburse for experimental procedures and devices. Furthermore, because our programs are still in development, we are unable at this time to determine their cost-effectiveness and the level or method of reimbursement for them. Increasingly, the third-party payors who reimburse patients are requiring that drug companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. If the price we are able to charge for any products we develop is inadequate in light of our development and other costs, our profitability could be adversely affected.

We currently expect that any drugs we develop may need to be administered under the supervision of a physician. Under currently applicable law, drugs that are not usually self-administered may be eligible for coverage by the Medicare program if:

•	They are “incidental” to a physician’s services;

•	They are “reasonable and necessary” for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standard of medical practice;

•	They are not excluded as immunizations; and

•	They have been approved by the FDA.

Insurers may refuse to provide insurance coverage for newly approved drugs, or insurance coverage may be delayed or be more limited than the purpose for which the drugs are approved by the FDA. Moreover, eligibility for insurance coverage does not imply that any drug will be reimbursed in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement may be based on payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for new drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to develop products and our overall financial condition.

Additionally, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement may decrease in the future, and future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for and price levels of our products. If our customers are not reimbursed for our products, they may reduce or discontinue purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

Comprehensive healthcare reform legislation, which was recently adopted by Congress and was subsequently signed into law, could adversely affect our business and financial condition. Among other provisions, the legislation provides that a “biosimilar” product may be approved by the FDA on the basis of analytical tests and certain clinical studies demonstrating that such product is highly similar to an existing, approved product and that switching between an existing product and the biosimilar product will not result in diminished safety or efficacy. This abbreviated regulatory approval process may result in increased competition if we are able to bring a product to market. The legislation also includes more stringent compliance programs for companies in various sectors of the life sciences industry with which we may need to comply and enhanced penalties for non-compliance with the new healthcare regulations. Complying with new regulations may divert management resources, and inadvertent failure to comply with new regulations may result in penalties being imposed on us.

Some states and localities have established drug importation programs for their citizens, and federal drug import legislation has been introduced in Congress. The Medicare Prescription Drug Plan legislation, which became law in December 2003, required the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary, however, retained the discretion not to implement a drug reimportation plan if he finds that the benefits do not outweigh the costs, and has so far declined to approve a reimportation plan. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop and adversely affect our future revenues and prospects for profitability.

If we fail to attract, hire and retain qualified personnel, we may not be able to design, develop, market or sell our products or successfully manage our business.

Our business prospects are dependent on our management team. The loss of any of our key employees, or our inability to identify, attract, retain and integrate additional qualified key personnel, could make it difficult for us to manage our business successfully and achieve our business objectives.

Competition for skilled research, product development, regulatory and technical personnel is intense, and we may not be able to recruit and retain the personnel we need. The loss of the services of any key research, product development, regulatory and technical personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop our product candidates.

We may not be able to obtain sufficient financing and may not be able to develop our product candidates.

We believe that we have sufficient working capital to fund our currently planned expenditures for at least the next twelve months. However, in the future we may need to incur debt or issue equity in order to fund our planned expenditures as well as to make acquisitions and other investments. We cannot assure you that debt or equity financing will be available to us on acceptable terms or at all. If we cannot, or are limited in the ability to, incur debt, issue equity or enter in strategic collaborations, we may be unable to fund discovery and development of our product candidates, address gaps in our product offerings or improve our technology.

We anticipate that we will need to raise substantial amounts of money to fund a variety of future activities integral to the development of our business, which may include but are not limited to the following:

•	To conduct research and development to successfully develop our RNAi technologies;

•	To obtain regulatory approval for our products;

•	To file and prosecute patent applications and to defend and assess patents to protect our technologies;

•	To retain qualified employees, particularly in light of intense competition for qualified scientists;

•	To manufacture products ourselves or through third parties;

•	To market our products, either through building our own sales and distribution capabilities or relying on third parties; and

•	To acquire new technologies, licenses or products.

In addition, our common stock is not a “covered security” for purposes of the Securities Act of 1933, as amended (the “1933 Act”). The term “covered security” applies to securities exempt from state registration because of their oversight by federal authorities and national regulatory bodies, such as national securities exchanges, pursuant to Section 18 of the 1933 Act. Because our common stock is not a “covered security,” the sale of our shares may be subject to registration in various states. This could make it more difficult or costly to conduct an equity financing, which could have a material adverse effect on our business.

We cannot assure you that any needed financing will be available to us on acceptable terms or at all. If we cannot obtain additional financing in the future, our operations may be restricted and we may ultimately be unable to continue to develop and potentially commercialize our product candidates.

Future financing may be obtained through, and future development efforts may be paid for by, the issuance of debt or equity, which may have an adverse effect on our stockholders or may otherwise adversely affect our business.

If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation. In such event, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of common stock. In addition, if we raise funds through the issuance of additional equity, whether through private placements or public offerings, such an issuance would dilute your ownership in us.

The terms of debt securities may also impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, to pay dividends on or repurchase our capital stock, or to make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.

We expect to continue to incur significant research and development expenses, which may make it difficult for us to attain profitability, and may lead to uncertainty as to our ability to continue as a going concern.

Substantial funds were expended to develop our RNAi technologies, and additional substantial funds will be required for further research and development, including preclinical testing and clinical trials of any product candidates, and to manufacture and market any products that are approved for commercial sale. Because the successful development of our products is uncertain, we are unable to precisely estimate the actual funds we will require to develop and potentially commercialize them. In addition, we may not be able to generate enough revenue, even if we are able to commercialize any of our product candidates, to become profitable.

If we are unable to achieve or sustain profitability or to secure additional financing, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our common stock holders losing their entire investment. There is no guarantee that we will become profitable or secure additional financing. Our financial statements contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Changes in our operating plans, our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, increased expenses, potential acquisitions or other events will all affect our ability to continue as a going concern.

You may have difficulty evaluating our business because we have no history as a separate company and our historical financial information may not be representative of our results as a separate company.

The historical financial information included in this special financial report does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate company during the periods presented or those that we will achieve in the future. Prior to the contribution of our RNAi assets from our former parent company, Galena Biopharma, Inc. (“Galena”), our RNAi research and development activities were conducted by Galena as part of its broader operations, rather than as an independent division or subsidiary. Galena also performed various corporate functions relating to our business, as discussed above. Our historical financial information reflects allocations of corporate expenses from Galena for these and similar functions. We believe that these allocations are comparable to the expenses we would have incurred had we operated as a separate company, although we may incur higher expenses as a separate company.

Risks Relating to Our Common Stock

Our common stock is not yet quoted on an exchange and, when it is, we expect it to be quoted on the OTCQB, which may have an unfavorable impact on our liquidity.

Although we have applied for trading in shares of our common stock on the OTCQB, as of May 7, 2012, our common stock is not yet quoted or eligible for trading on the OTCQB. The OTCQB is a significantly more limited trading market than the New York Stock Exchange or NASDAQ system. The quotation of our shares on the OTCQB may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, which could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

Our common stock is considered a “penny stock” and does not qualify for exemption from the “penny stock” restrictions, which may make it more difficult for you to sell your shares.

Our common stock is classified as a “penny stock” by the SEC and is subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in “penny stocks.” The SEC has adopted regulations which define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, and that is not listed for trading on a national securities exchange. For any transaction involving a penny stock, unless exempt, these rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result of our shares of common stock being subject to the rules on penny stocks, the liquidity of our common stock may be adversely affected.

We cannot predict whether an active public market for our common stock will develop or be sustained. Accordingly, our common stock may only be thinly traded and, you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

As of May 7, 2012, no trading market exists for our common stock. We cannot predict the extent to which an active public market for our common stock will develop or be sustained. Once our common stock becomes listed, we expect that our common stock will be “thinly-traded”, meaning the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot assure you that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained. The price at which you purchase our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

Our shares of common stock distributed to Galena’s stockholders are eligible for immediate sale, which may adversely affect our stock price.

The shares of our common stock that our former parent company, Galena, distributed to its stockholders in connection with the first public distribution of our shares of common stock generally may be sold immediately in the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, whether as a result of the distribution or otherwise, may cause the market price of our common stock to decline. We are unable to predict the extent to which these stockholders will sell their shares in the open market or whether a sufficient number of buyers for our common stock will be in the market at that time.

We have issued preferred stock in the past and possibly may issue more preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.

We are authorized to issue up to 10,000,000 shares of preferred stock in one or more series, and there are currently 9,500 shares of our Series A Preferred Stock issued and outstanding. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. The issuance of our preferred stock could affect your rights or reduce the value of our outstanding common stock. In particular, rights granted to holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights and restrictions on our ability to merge with or sell our assets to a third party. Additionally, the sale of a significant number of shares of common stock received upon conversion of our Series A Preferred Stock could cause the market price of our common stock to decline.

We may acquire other businesses or form joint ventures that may be unsuccessful and could dilute your ownership interest in our company.

As part of our business strategy, we may pursue future acquisitions of other complementary businesses and technology licensing arrangements. We also may pursue strategic alliances. We have no experience with respect to acquiring other companies and limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. We may not be able to integrate such acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. We also could experience adverse effects on our reported results of operations from acquisition related charges, amortization of acquired technology and other intangibles and impairment charges relating to write-offs of goodwill and other intangible assets from time to time following the acquisition. Integration of an acquired company requires management resources that otherwise would be available for ongoing development of our existing business. We may not realize the anticipated benefits of any acquisition, technology license or strategic alliance.

To finance future acquisitions, we may choose to issue shares of our common stock or preferred stock as consideration, which would dilute your ownership interest in us. Alternatively, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. Any future acquisitions by us also could result in large and immediate write-offs, the incurrence of contingent liabilities or amortization of expenses related to acquired intangible assets, any of which could harm our operating results.

The holders of our Series A Preferred Stock may be able to delay or prevent a change in corporate control that would be beneficial to our stockholders.

The holders of our Series A Preferred Stock have the right to convert at any time their shares of our Series A Preferred Stock into shares of our common stock, except to the extent that the holder would own more than 9.999% of our common stock outstanding immediately after giving effect to the conversion. Without regard to this conversion limitation, our Series A Preferred Stock would be convertible into approximately 83% of the fully diluted shares of our common stock. Although our Series A Preferred Stock generally is non-voting stock, the holders of our Series A Preferred Stock will be entitled to vote on an as-converted basis together with our common stock with respect to any transaction that would constitute a deemed liquidation event under our charter, including any proposal merger or sale of Company. Although the Series A Preferred Stock holders have no rights to influence our day-to-day operations or even vote on the election of directors, by virtue of their voting rights in the context of a deemed liquidation event, the holders of our Series A Preferred Stock will be able to significantly influence the outcome of the vote on any such extraordinary transaction that is required to be submitted to a vote of our stockholders. This right may adversely affect the market price of our common stock by:

•	Delaying, deferring or preventing a change in control of our company;

•	Impeding a merger, consolidation, takeover or other business combination involving our company; or

•	Discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company in a “hostile” transaction.

We do not anticipate paying cash dividends in the foreseeable future.

Our business requires significant funding. We currently plan to invest all available funds and future earnings in the development and growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	Authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	Prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	Provide that the board of directors is expressly authorized to adopt, alter or repeal our bylaws; and

•	Establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management team by making it more difficult for stockholders to replace members of our board, which is responsible for appointing the members of our management.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding common stock upon the completion of the spin-off of RXi.

PART II

ITEM 8.	Financial Statements and Supplementary Data

INDEX TO

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi) CARVE-OUT

FINANCIAL STATEMENTS

(A Development-Stage Company)

Page No.
Index to Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2011 and 2010	F-3
Statements of Expenses for the years ended December 31, 2011 and 2010 and the cumulative period from inception (January 1, 2003) through December 31, 2011	F-4

Statements of Stockholder’s Deficit for the period from September 24, 2011 to December  31, 2011, Divisional Equity for the period from April 3, 2006 through September 23, 2011 and Parent Company’s Net Deficit for the period from January 1, 2003 through December 31, 2006

F-5
Statements of Cash Flows for the years ended December 31, 2011 and 2010 and the cumulative period from inception (January 1, 2003) through December 31, 2011	F-6
Notes to Financial Statements	F-8

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

RXi Pharmaceuticals Corporation

Worcester, Massachusetts

We have audited the accompanying balance sheets of the Predecessor (RNAi) (the carve-out entity) and RXi Pharmaceuticals Corporation (Registrant) (collectively, the “Company”, see Note 1), a development stage company, as of December 31, 2011 and 2010, respectively, and the related statements of expenses, divisional equity (deficit) and stockholder’s deficit, and cash flows for the years then ended and for the period from inception (January 1, 2003) through December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended and for the period from inception (January 1, 2003) through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Boston, Massachusetts
May 7, 2012

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi)

(A Development Stage Company)

BALANCE SHEETS

(Amounts in thousands, except share data)

	RXi (Registrant)	Predecessor (RNAi)
	December 31, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$556	$6,891
Due from parent	597	—
Prepaid expenses and other current assets	186	150

Total current assets	1,339	7,041

Equipment and furnishings, net of accumulated depreciation and amortization of and $646 and $491, in 2011 and 2010, respectively	355	419
Other assets	—	16

Total assets	$1,694	$7,476

LIABILITIES, STOCKHOLDER’S DEFICIT AND DIVISIONAL EQUITY
Current liabilities:
Accounts payable	$387	$724
Accrued expense and other current liabilities	544	1,113
Deferred revenue	816	—
Current maturities of capital lease obligations	29	51
Derivatives potentially settleable in cash	—	3,138

Total current liabilities	1,776	5,026
Convertible notes payable	500	—
Capital lease obligations, net of current maturities	5	20

Total liabilities	2,281	5,046

Commitments and contingencies (Notes 7 and 11) Stockholder’s deficit and divisional equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value, 1,500,000,000 shares authorized; 100,439,841 issued and outstanding at December 31, 2011	10	—
Additional paid-in capital	3,680	—
Deficit accumulated since incorporation (Note 1)	(4,277)	—

Total stockholder’s deficit	(587)	—

Total divisional equity	—	2,430

Total liabilities, stockholder’s deficit and divisional equity	$1,694	$7,476

See accompanying notes to financial statements.

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi)

(A Development Stage Company)

STATEMENTS OF EXPENSES

(Amounts in thousands, except share and per share data)

	Predecessor (RNAi) and RXi (Registrant)(1)	Predecessor (RNAi)	Predecessor (RNAi) and RXi (Registrant) (1)
	Years Ended December 31,		Period from January 1, 2003 (Date of Inception)
	2011	2010	to December 31, 2011
Expenses:
Research and development expense	$6,190	$6,046	$32,873
Research and development employee stock-based compensation expense	513	1,084	2,920
Research and development non-employee stock-based compensation expense	(79)	743	5,984
Fair value of Parent Company common stock issued in exchange for licensing rights	—	—	3,954

Total research and development expense	6,624	7,873	45,731

General and administrative expense	4,357	5,493	25,467
Fair value of Parent Company common stock and common stock warrants issued for general and administrative expenses	114	718	2,689
General and administrative employee stock-based compensation expense	1,675	2,541	9,060

Total general and administrative expense	6,146	8,752	37,216

Loss from operations	(12,770)	(16,625)	(82,947)

Interest income	—	5	628
Other income, net	2,551	4,627	6,316

Loss before provision for income taxes	(10,219)	(11,993)	(76,003)
Provision for income taxes	—	—	—

Net loss	$(10,219)	$(11,993)	$(76,003)

Basic and diluted loss per share	$(0.28)	$(0.67)

Weighted average common shares outstanding: basic and diluted	36,334,413	17,833,381

(1)	The statement of expenses for the year ended December 31, 2011 and for the period from January 1, 2003 (date of inception) to December 31, 2011 includes the results of operations of the carved-out Predecessor (RNAi) entity from the beginning of the periods presented to September 23, 2011 combined with the results of operations of RXi (Registrant) for the period September 24, 2011 to December 31, 2011.

See accompanying notes to financial statements.

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi)

(A Development Stage Company)

STATEMENTS OF STOCKHOLDER’S DEFICIT FOR THE PERIOD FROM SEPTEMBER 24, 2011 TO

DECEMBER 31, 2011, DIVISIONAL EQUITY FOR THE PERIOD FROM APRIL 3, 2006 TO

SEPTEMBER 23, 2011 AND PARENT COMPANY’S NET DEFICIT FOR THE PERIOD FROM JANUARY 1,

2003 (DATE OF INCEPTION) TO DECEMBER 31, 2006

(Amounts in thousands, except share data)

	RXi (Registrant)				Predecessor (RNAi)	Predecessor (CytRx)
	Common Stock		Additional Paid-in Capital	Deficit Accumulated Since Incorporation	Divisional Equity	Parent Company’s Net Deficit
	Shares Issued	Amount					Total
Inception, January 1, 2003					$—	$—	$—
Net loss					—	(89)	(89)

Balance at December 31, 2003					—	(89)	(89)
Net loss					—	(3,272)	(3,272)
Net transactions with Parent Company					—	2,393	2,393

Balance at December 31, 2004					—	(968)	(968)
Net loss					—	(2,209)	(2,209)
Net transactions with Parent Company					—	2,727	2,727

Balance at December 31, 2005					—	(450)	(450)
Net loss					—	(2,405)	(2,405)
Net transactions with Parent Company					—	2,587	2,587

Balance at December 31, 2006					$—	$(268)	$(268)

Balance at April 3, 2006					$—	$—	$—
Cash contributions from Parent Company					2	—	2

Balance at December 31, 2006					2	—	2

Non-cash equity adjustments from Parent Company					4,318	—	4,318
Cash contributions from Parent Company					15,679	—	15,679
Stock-based compensation expense					1,814	—	1,814
Net loss					(10,990)	—	(10,990)

Balance at December 31, 2007					10,823	—	10,823
Non-cash equity adjustments from Parent Company					750	—	750
Cash contributions from Parent Company					7,944	—	7,944
Stock based compensation					3,824	—	3,824
Net loss					(14,373)	—	(14,373)

Balance at December 31, 2008					8,968	—	8,968
Non-cash equity adjustments from Parent Company, net					(1,756)	—	(1,756)
Cash contributions from Parent Company					7,714	—	7,714
Stock based compensation expense					4,202	—	4,202
Net loss					(18,387)	—	(18,387)

Balance at December 31, 2009					741	—	741

Non-cash equity adjustments from Parent Company, net					(2,326)	—	(2,326)
Cash contributions from Parent Company, net					11,640	—	11,640
Stock-based compensation expense					4,368	—	4,368
Net loss					(11,993)	—	(11,993)

Balance at December 31, 2010					2,430	—	2,430

Non-cash equity adjustments from Parent Company, net					(8,083)	—	(8,083)
Cash contributions to Parent Company, net					369	—	369
Stock-based compensation expense					1,987	—	1,987
Reclassification of derivative liability upon elimination of obligation					9,249	—	9,249
Net loss - Predecessor (RNAi)					(7,682)	—	(7,682)
Recapitalization of divisional deficit	100,439,841	$10		$(1,740)	1,730	—	—
Stock-based compensation			122		—	—	122
Cash contribution from Parent Company			1,500		—	—	1,500
Expenses paid by Parent Company for RXi			2,058		—	—	2,058
Net loss - RXi (Registrant)				(2,537)	—	—	(2,537)

Balance at December 31, 2011	100,439,841	$10	$3,680	$(4,277)	$—	$—	$(587)

See accompanying notes to financial statements.

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Predecessor (RNAi) and RXi (Registrant)(1)	Predecessor (RNAi)	Predecessor (RNAi) and RXi (Registrant)(1)
	Years Ended December 31,		Period from January 1, 2003 (Date of Inception) through December 31,
	2011	2010	2011
Cash flows from operating activities :
Net loss	$(10,219)	$(11,993)	$(76,003)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	163	172	664
Loss on disposal of equipment	40	—	52
Non-cash rent expense	—	—	29
Accretion and receipt of bond discount	—	—	35
Non-cash stock-based compensation	2,109	4,368	17,966
Loss on exchange of derivatives	900	—	900
Fair value of Parent Company’s shares mandatorily redeemable for cash upon exercise of warrants	—	(785)	(785)
Fair value of Parent Company derivatives issued in exchange for services	91	718	2,385
Fair value of Parent Company’s common stock issued in exchange for services	23	—	304
Change in fair value of derivatives of Parent Company issued in connection with various equity financings	(3,413)	(3,049)	(5,604)
Fair value of Parent Company’s common stock issued in exchange for licensing rights	—	—	3,954
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(20)	(30)	(170)
Accounts payable	(337)	99	387
Due to former Parent Company	—	—	(207)
Accrued expenses and other current liabilities	(142)	243	1,178
Deferred revenue	816	—	816

Net cash used in operating activities	(9,989)	(10,257)	(54,099)
Cash flows from investing activities:
Purchase of short-term investments	—	(5,990)	(37,532)
Maturities of short-term investments	—	5,990	37,497
Cash paid for purchase of equipment and furnishings	(59)	(106)	(745)
Disposal of equipment and furnishings	—	—	(1)
Cash refunded (paid) for lease deposit	—	—	(45)

Net cash used in investing activities	(59)	(106)	(826)
Cash flows from financing activities:
Cash contributions from Parent Company, net	3,330	11,640	55,224
Proceeds from convertible note	500		500
Repayments of capital lease obligations	(117)	(70)	(243)

Net cash provided by financing activities	3,713	11,570	55,481

Net (decrease) increase in cash and cash equivalents	(6,335)	1,207	556
Cash and cash equivalents at the beginning of period	6,891	5,684	—

Cash and cash equivalents at end of period	$556	$6,891	$556

Supplemental disclosure of cash flow information:
Cash received during the period for interest	$—	$—	$724

Cash paid during the period for interest	$1	$—	$8

(1)	The statements of cash flow for the year ended December 31, 2011 and for the period from January 1, 2003 (date of inception) to December 31, 2011 include the cash flows of the carved-out Predecessor (RNAi) entity from the beginning of the periods presented to September 23, 2011 combined with the cash flows of RXi (Registrant) for the period September 24, 2011 to December 31, 2011.

See accompanying notes to financial statements.

	Predecessor (RNAi) and RXi (Registrant)(1)	Predecessor (RNAi)	Predecessor (RNAi) and RXi (Registrant)(1)
	Years Ended December 31,		Period from January 1, 2003 (Date of Inception) through December 31,
	2011	2010	2011
	(Amounts in thousands)
Supplemental disclosure of non-cash investing and financing activities:
Settlement of corporate formation expenses in exchange for Parent Company common stock	$—	$—	$978

Fair value of derivatives issued in connection with Parent Company common stock	$8,722	$2,466	$14,051

Fair value of Parent Company shares mandatorily redeemable for cash upon exercise of warrants	$—	$785	$785

Allocation of management expenses	$—	$—	$551

Equipment and furnishings exchanged for Parent Company common stock	$—	$—	$48

Equipment and furnishings acquired through capital lease	$80	$53	$277

Non-cash lease deposit	$—	$—	$50

Value of Parent Company restricted stock units and common stock issued in lieu of bonuses included in accrued expenses	$427	$—	$427

Value of Parent Company restricted stock units issued in lieu of cash bonuses	$—	$207	$207

Reclassification of derivative liability upon elimination of obligation	$9,249	$—	$9,249

(1)	The statements of cash flows for the years ended December 31, 2011 and for the period from January 1, 2003 (date of inception) to December 31, 2011 include the cash flows of the carved-out Predecessor (RNAi) entity from the beginning of the periods presented to September 23, 2011 combined with cash the flows of RXi (Registrant) for the period September 24, 2011 to December 31, 2011.

See accompanying notes to financial statements.

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Prior to April 13, 2011, Galena Biopharma, Inc. (“Galena” or the “Parent Company”) (formerly known as RXi Pharmaceuticals Corporation) engaged primarily in conducting discovery research and preclinical development activities based on RNAi, and Galena’s financial statements for periods through April 13, 2011 primarily reflected assets, liabilities and results of operations attributable to Galena’s RNAi-based assets, liabilities and results of operations. On April 13, 2011, Galena broadened its strategic direction by adding the development and commercialization of cancer therapies that utilize peptide-based immunotherapy products, including a main product candidate, NeuVax, for the treatment of various cancers. On September 24, 2011, Galena contributed to RXi Pharmaceuticals Corporation (“RXi,” “Registrant,” or the “Company”), a newly formed subsidiary of Galena, substantially all of Galena’s RNAi-related technologies and assets. The newly formed RXi was incorporated on September 8, 2011 with the issuance of 100 initial shares at a price of $0.01 per share for total consideration of $1.00.

Accordingly, the historical financial information for the fiscal years ended December 31, 2011 and 2010, as well as the cumulative period from inception (January 1, 2003) through December 31, 2011, has been “carved out” of the financial statements of Galena, as our “Predecessor,” for such periods, and includes activities through September 23, 2011. Such financial information is limited to Galena’s RNAi-related activities, assets and liabilities only, and excludes activities, assets and liabilities that are attributable to Galena’s cancer therapy activities. The financial information for the periods ended December 31, 2011 also includes the results of RXi for the period from September 24, 2011 to December 31, 2011. RXi was formed on September 8, 2011 and was not engaged in any activities other than its initial incorporation from September 8, 2011 to September 23, 2011.

The carved-out financial information includes both direct and indirect expenses. The historical direct expenses consist primarily of the various costs for technology license agreements, sponsored research agreements and fees paid to scientific advisors, and employees directly involved in RNAi-related activities. Indirect expenses represent expenses incurred by Galena on behalf of the RNAi business that have been allocated to the RNAi business. The indirect expenses are based upon (1) estimates of the percentage of time spent by individual Galena employees working on RNAi business matters and (2) allocations of various expenses associated with each employee including salary, benefits, rent associated with an employee’s office space, accounting and other general and administrative expenses. The percentage of time spent by individual Galena employees was then multiplied by the allocation of various expenses associated with those employees to develop an allocation of expense per employee and the sum of such allocations for these employees equals the total expense allocable to the RNAi business and reflected in the carved-out financial statements.

Management believes the assumptions underlying the allocations of indirect expenses in the carve-out financial information are reasonable; however, the financial position, results of operations, and cash flows may have been materially different if the RNAi business had operated as a stand-alone entity for the year ended December 31, 2011.

The financial statements reflect the recapitalization of our Predecessor’s divisional deficit as of September 24, 2011, the date Galena contributed assets to RXi. The recapitalization on September 24, 2011 reflects the elimination of the Predecessor’s divisional deficit of $1,730,000 and the issuance of 100,439,841 shares of RXi common stock, par value $0.0001, with a corresponding charge of $1,740,000 to deficit accumulated since incorporation and increase in par value of $10,000. No amounts were reflected in additional paid-in capital due to the divisional deficit at the date of the recapitalization.

RXi was formed on September 8, 2011 and was not engaged in any activities other than its initial incorporation from September 8, 2011 to September 23, 2011. The RNAi business operated as a division of Galena prior to September 24, 2011. The balance of $4,277,000 in deficit accumulated since incorporation at December 31, 2011 includes RXi’s net loss of $2,537,000 for the period September 24, 2011 to December 31, 2011 and the Predecessor’s cumulative net loss of $73,466,000 through September 23, 2011 offset by cash and non-cash equity transactions of $71,726,000.

To date, RXi’s principal activities, including that of its Predecessor, have consisted of conducting discovery research and preclinical development activities utilizing the RNAi therapeutic platform, acquiring RNAi technologies and patent rights through exclusive, co-exclusive and non-exclusive licenses, recruiting an RNAi-focused management and scientific/clinical advisory team, capital raising activities and conducting business development activities aimed at establishing research and development partnerships with pharmaceutical and larger biotechnology companies.

The Company and its Predecessor have not generated any revenues since inception nor are any revenues expected for the foreseeable future and as such the Company is considered a development stage company for accounting purposes. The Company expects to incur significant operating losses for the foreseeable future while the Company advances its future product candidates from discovery through preclinical studies and clinical trials and seeks regulatory approval and potential commercialization, even if the Company is collaborating with pharmaceutical and larger biotechnology companies. The Company will need to generate significant revenues to achieve profitability and may never do so.

On September 24, 2011, RXi entered into a contribution agreement with Galena pursuant to which:

•

Galena assigned and contributed to us substantially all of its RNAi-related technologies and assets, which consist primarily of novel RNAi compounds and licenses from Dharmacon, Inc., Northwestern University, the Carnegie Institute of Washington, and the University of Massachusetts Medical School relating to its RNAi technologies, as well as the lease of its Worcester, Massachusetts laboratory facility, fixed assets and other equipment located at the facility and its employment arrangements with certain scientific, corporate and administrative personnel who have become our employees, as well as research grants from the National Institute of Neurological Disorders and Stroke, National Institute of Allergy and Infectious Diseases, and the National Institute of General Medical Sciences of approximately $800,000 that are subject to the approval of the granting institutions which was received in 2012; and

•

RXi agreed to assume certain recent accrued expenses of the RXI-109 development program and all future obligations under the contributed licenses, employment arrangements and other agreements, and RXi agreed to make future milestone payments to Galena of up to $45 million, consisting of two one-time payments of $15 million and $30 million, respectively, if RXi achieves annual net sales equal to or greater than $500 million and $1 billion, respectively, of any covered products that may be developed with the contributed RNAi technologies.

On September 24, 2011, RXi entered into a securities purchase agreement with Galena, Tang Capital Partners, LP (“TCP”) and RTW Investments, LLC (“RTW”) pursuant to which:

•

TCP and RTW agreed to purchase a total of 9,500 shares of RXi’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), for an aggregate purchase price of $9,500,000, at the closing of the spin-off transaction (see below) and to lend RXi up to $1,500,000 to fund RXi’s operations prior to the closing, with the outstanding principal and accrued interest on the loan to be converted into Series A Preferred Stock at the closing, at a conversion price of $1,000 per share, and such conversion will be applied to the $9,500,000 total investment by TCP and RTW;

•

RXi agreed that the Series A Preferred Stock will be convertible by TCP or RTW at any time into shares of RXi common stock, except to the extent that the holder would own more than 9.999% of the shares of RXi common stock outstanding immediately after giving effect to such conversion. Without regard to this conversion limitation, the shares of the Series A Preferred Stock to be held by TCP and RTW would be convertible into shares of RXi common stock representing approximately 83% of the fully-diluted shares of RXi common stock upon the completion of the spin-off transaction;

•	Galena contributed $1.5 million of cash to RXi;

•	Galena agreed to distribute to its stockholders 8% of the fully-diluted shares of common stock of RXi that will be outstanding immediately upon the completion of the spin-off transaction; and

•

RXi agreed to reimburse, upon completion of the spin-off transaction, Galena for up to a total of $300,000, and TCP and RTW for a total of up to $100,000, of transaction costs relating to the contribution agreement with Galena, the securities purchase agreement summarized above and the transactions contemplated by those agreements.

As of April 27, 2012, the date of completion of RXi’s spin-off from Galena, TCP and RTW had advanced $1,000,000 to RXi under the bridge loan arrangement. As of December 31, 2011, the Company had received $500,000 of the bridge loan from TCP and RTW. This amount is classified as long-term on the balance sheet as of December 31, 2011, as the amount was subsequently converted into preferred stock. On April 27, 2012, the Company issued 9,500 of Series A Preferred Stock to TCP and RTW upon the conversion of the $1,026,736 principal and accrued interest under the bridge notes and the receipt of the remaining $8,473,624 from TCP and RTW, as provided for in the securities purchase agreement. At the closing of the spin-off transaction, RXi reimbursed Galena and TCP $300,000 and $100,000, respectively, for transaction related expenses. The Company believes that the cash received from the securities purchase agreement should be sufficient to fund RXi’s operations into the second quarter of 2013. In the future, RXi will be dependent on obtaining funding from third parties, such as proceeds from the sale of equity, funded research and development programs and payments under partnership and collaborative agreements, in order to maintain RXi’s operations and meet RXi’s obligations to licensors. There is no guarantee that debt, additional equity or other funding will be available to the Company on acceptable terms, or at all. If the Company fails to obtain additional funding when needed, RXi would be forced to scale back, or terminate the Company operations or to seek to merge with or to be acquired by another company.

As part of the transactions contemplated by the contribution and securities purchase agreements, on September 24, 2011, RXi entered into an agreement with Advirna, LLC (“Advirna”), a company affiliated with the Company’s former Senior Vice President and Chief Scientific Officer, pursuant to which:

•

Advirna assigned to RXi its existing patent and technology rights related to sd-rxRNA technology in exchange for RXi’s agreement to pay Advirna an annual $100,000 maintenance fee and a one-time $350,000 milestone payment upon the future issuance of the first patent with valid claims covering the assigned patent and technology rights;

•	RXi will also be required to pay a 1% royalty to Advirna for any licensing revenue received by RXi with respect to future licensing of the assigned Advirna patent and technology rights;

•	RXi has granted back to Advirna a license under the assigned patent and technology for fields of use outside the fields of human therapeutics and diagnostics; and

•

RXi issued to Advirna, upon the completion of the spin-off transaction, shares of RXi’s common stock equal to approximately 5% of the fully diluted shares of RXi common stock assuming the conversion in full of all outstanding Series A Preferred Stock.

On September 24, 2011, RXi entered into employment agreements with Anastasia Khvorova, Ph.D., and Pamela Pavco, Ph.D., pursuant to which:

•	Dr. Khvorova served until April 27, 2012, as RXi’s Senior Vice President and Chief Scientific Officer; and

•

Dr. Pavco serves as RXi’s Senior Vice President of Pharmaceutical Development and is entitled to a grant of stock options to purchase 2% of RXi’s fully-diluted shares of common stock immediately after the spin-off transaction, at an exercise price per share to be determined based on the fair value of RXi common stock at the date of grant.

2. Summary of Significant Accounting Policies

Basis of Presentation — For the period from January 1, 2003 (date of inception) to December 31, 2006, the Predecessor financial information consists of various transactions of CytRx Corporation (“CytRx”), which were identified as direct expenses related to RNAi therapeutics and disaggregated (“carved out”) from CytRx’s financial statements. In addition, various indirect costs related to RNAi therapeutics (mainly senior management and accounting) were estimated and included as part of the Predecessor carved-out financial information. For the period from April 3, 2006 (date of incorporation of Galena) through December 31, 2007, Galena was operating as a subsidiary of CytRx. CytRx is the former parent of Galena. Galena was formed by CytRx and four prominent RNAi researchers to pursue the development of proprietary therapeutics based on RNAi for the treatment of human diseases. The financial information for the period from April 3, 2006 (date of incorporation of Galena) to December 31, 2011 was compiled from Galena’s books and records through September 23, 2011, and includes an allocation in 2007 of indirect costs from CytRx for overhead and general administrative costs provided through December 31, 2007 (that have been allocated based upon estimates developed by CytRx’s management and include corporate salaries, benefits, accounting, rent and other general and administrative expenses). There are no Predecessor financial statements for the period from April 3, 2006 (date of incorporation of Galena) to December 31, 2006 as there was no activity. In addition, the financial information for the periods ended December 31, 2011 also includes the results of RXi, the registrant, for the period from September 24, 2011 to December 31, 2011. RXi was formed on September 8, 2011 and was not engaged in any activities other than its initial incorporation from September 8, 2011 to September 23, 2011. RXi’s net loss for the period September 24, 2011 to December 31, 2011, included in the financial information for the periods ended December 31, 2011, was $2,537,000.

In January 2012, the Company amended its by-laws to increase its authorized common shares from 1,000 shares to 1,500,000,000 shares and to provide for the authorization of 10,000,000 shares of preferred stock. On April 26,2012, the Board of Directors declared a 1,004,397.41 for 1 split in the form of a stock dividend of the Company’s common stock resulting in the distribution on April 26, 2012 of 100,439,841 additional shares to Galena, the Company’s sole stockholder on the record date for the distribution. Contemporaneously, Galena distributed 66,959,894 shares of RXi common stock to its shareholders. Amounts per share and the number of common and preferred shares in the accompanying financial statements have been adjusted to give retroactive effect to the stock split and amount of authorized shares for all periods presented.

Uses of estimates in preparation of financial statements — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents — The Company considers all highly-liquid debt instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts.

Fair Value of Financial Instruments — The carrying amounts reported in the balance sheet for cash equivalents, accounts payable, capital leases and convertible notes payable approximate their fair values due to their short-term nature and market rates of interest.

Equipment and Furnishings — Equipment and furnishings are stated at cost and depreciated using the straight-line method based on the estimated useful lives (generally three to five years for equipment and furniture) of the related assets.

Depreciation and amortization expense for the years ended December 31, 2011 and 2010 was approximately $163,000 and $172,000, respectively.

Impairment of Long-Lived Assets — The Company reviews long-lived assets, including finite lived intangible assets, for impairment on an annual basis, as of December 31, or on an interim basis if an event occurs that might reduce the fair value of such assets below their carrying values. An impairment loss would be recognized based on the difference between the carrying value of the asset and its estimated fair value, which would be determined based on either discounted future cash flows or other appropriate fair value methods. The Company believes no impairment existed as of December 31, 2011 and 2010.

Patents and Patent Application Costs — Although the Company believes that its patents and underlying technology have continuing value, the amount of future benefits to be derived from the patents is uncertain. Patent costs are, therefore, expensed as incurred.

Stock-based Compensation — Stock-based compensation was allocated to the RXi Pharmaceuticals Corporation and Predecessor carved-out financial statements in a similar manner as other indirect expenses.

RXi and Galena follow the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Compensation — Stock Compensation” (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock based payment awards made to employees and non-employee directors, including employee stock options. Stock compensation expense based on the grant date fair value estimated in accordance with the provisions of ASC 718 is recognized as an expense over the requisite service period.

For stock options granted as consideration for services rendered by non-employees, the Company recognizes compensation expense in accordance with the requirements of FASB ASC Topic 505-50 (“ASC 505-50”), “Equity Based Payments to Non- Employees”. Non-employee option grants that do not vest immediately upon grant are recorded as an expense over the vesting period of the underlying stock options. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option-pricing model, will be re-measured using the fair value of the Company’s common stock and the non-cash compensation recognized during the period will be adjusted accordingly. Since the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense will include fair value re-measurements until the stock options are fully vested.

Derivative Financial Instruments — During the normal course of business, from time to time, Galena issues warrants and options to vendors as consideration to perform services. It may also issue warrants as part of a debt or equity financing. The Company does not enter into any derivative contracts for speculative purposes.

The Company recognizes all derivatives as assets or liabilities measured at fair value with changes in fair value of derivatives reflected as current period income or loss unless the derivatives qualify for hedge accounting and are accounted for as such. In accordance with FASB ASC Topic 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Stock,” the value of these derivatives is required to be recorded as a liability, as the holders have an option to put the derivatives back to the Company for cash upon the occurrence of certain events set forth in the agreement.

Obligations to Repurchase Shares of Galena’s Equity Securities — In accordance with FASB ASC Topic 480-10, “Distinguishing Liabilities from Equity,” the Company recognizes all obligations to repurchase shares of Galena’s equity securities allocated to the Company that require or may require settlement of the obligation by transferring assets, as liabilities or assets in some circumstances measured at fair value with changes in fair value reflected as current period income or loss and are accounted for as such.

Deferred Revenue — Deferred revenue consists of advance payments received under government grants. The Company will recognize revenue when the obligations under the grants are fulfilled.

Research and Development Expenses — Research and development costs are expensed as incurred. Included in research and development costs are wages, benefits, facilities, supplies, external services, and other operating costs and overhead directly related to the Company’s research and development departments, as well as costs to acquire technology licenses.

Income Taxes — The Company recognizes liabilities or assets for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements in accordance with FASB ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”). These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. ASC 740-10 requires that a valuation allowance be established when management determines that it is more likely than not that all or a portion of a deferred asset will not be realized. RXi evaluates the realizability of its net deferred income tax assets and valuation allowances as necessary, at least on an annual basis. During this evaluation, the Company reviews its forecasts of income in conjunction with other positive and negative evidence surrounding the realizability of its deferred income tax assets to determine if a valuation allowance is required. Adjustments to the valuation allowance will increase or decrease the Company’s income tax provision or benefit. The recognition and measurement of benefits related to the Company’s tax positions requires significant judgment, as uncertainties often exist with respect to new laws, new interpretations of existing laws, and rulings by taxing authorities. Differences between actual results and RXi’s assumptions or changes in the Company’s assumptions in future periods are recorded in the period they become known.

RXi calculated its income taxes under the separate return method and accounted for deferred tax assets and liabilities under the asset and liability method described above.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains cash balances in several accounts with one bank, which at times are in excess of federally insured limits. The Company’s investment policy requires investment in any debt securities be at least “investment grade” by national ratings services. All of the non-interest bearing cash balances were fully insured at December 31, 2011 due to temporary federal program in effect from December 31, 2010 through December 31 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the non-interest bearing cash balances may again exceed federally insured limits.

Comprehensive Loss — The Company’s comprehensive loss is equal to its net loss for all periods presented.

Parent Company’s Net Deficit — The Parent Company’s Net Deficit of the Predecessor consists of CytRx’s initial investment in Galena and subsequent changes in Galena’s net investment resulting from Galena being an integrated part of CytRx. All disbursements for the Predecessor were made by CytRx.

Non-cash equity adjustments from Parent Company — Non-cash equity adjustments from Parent Company consist of credits for employee and non-employee stock-based awards of Galena stock options, common stock and warrants issued to individuals engaged in RNAi activities, net of charges for the fair value of Galena warrants that were allocated to the RNAi business and accounted for as a cost of equity at the time of issuance.

Net loss per share — The Company accounts for and discloses net loss per common share in accordance with FASB ASC Topic 260, “Earnings per Share.” Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares that would have been outstanding during the period assuming the issuance of common shares for all potential dilutive common shares outstanding.

To determine the shares outstanding for the Company for the periods prior to the distribution of the RXi common shares to the Galena stockholders, Galena’s weighted average number of shares is multiplied by the distribution ratio of one share of RXi common stock for every one share of Galena common stock. Basic loss per share is computed by dividing the Company’s losses by the weighted average number of shares outstanding during the period. When the effects are not anti-dilutive, diluted earnings per share is computed by dividing the Company’s net earnings by the weighted average number of shares outstanding and the impact of all dilutive potential common shares. There were no potential dilutive common shares for all periods presented.

3. Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, a new accounting standard that clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new standard is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The Company does not expect that the adoption of this new standard will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, a new accounting standard that eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity, requires the consecutive presentation of the statement of net income and other comprehensive income and requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this new standard do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. This new standard is required to be applied retrospectively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011. As this new standard only requires enhanced disclosure, the adoption of this standard will not impact the Company’s financial statements.

4. Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). The standard amends FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), to require additional disclosures related to transfers in and out of Levels 1 and 2 and for activity in Level 3 and clarifies other existing disclosure requirements. The Company adopted ASU 2010-06 beginning January 1, 2010. This update had no impact on the Company’s financial statements.

The Company’s financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and are re-measured and reported at fair value at least annually using a fair value hierarchy that is broken down into three levels. Level inputs are as defined as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities;

Level 2 — other significant observable inputs for the assets or liabilities through corroboration with market data at the measurement date;

Level 3 — significant unobservable inputs that reflect management’s best estimate of what market participants would use to price the assets or liabilities at the measurement date.

The Company categorized its cash equivalents as Level 1 hierarchy. The valuation for Level 1 was determined based on a “market approach” using quoted prices in active markets for identical assets. Valuations of these assets do not require a significant degree of judgment. The Company categorized its derivatives potentially settleable in cash, which were issued by Galena and allocated to the Company, as a Level 2 hierarchy. The derivatives are measured at market value of Galena’s stock on a recurring basis using the fixed monetary amount of each derivative that would be received by Galena under the conditions specified in the stock redemption agreement and are being marked to market each quarter-end until they are completely settled. The derivatives are valued using the Black-Scholes method, using assumptions consistent with our application of ASC 718.

Description	December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$53	$53	$—	$—

Total assets	$53	$53	$—	$—

Description	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$6,891	$6,891	$—	$—

Total assets	$6,891	$6,891	$—	$—

Allocated derivative liabilities to Company for:
Parent Company derivatives potentially settleable in cash	$3,138	$—	$3,138	$—

Total liabilities	$3,138	$—	$3,138	$—

5. Capital Lease Obligations

The Company acquires equipment under capital leases, which is included in equipment and furnishings in the balance sheet. The cost and accumulated amortization of capitalized leased equipment was approximately $236,000 and $93,000 at December 31, 2011, respectively, and $196,000 and $56,000 at December 31, 2010, respectively. Amortization expense for capitalized leased equipment was approximately $53,000 and $39,000 for the years ended December 31, 2011 and 2010, respectively. During the years ended December 31, 2011 and 2010, the interest expense on these capital leases was negligible. Future minimum lease payments under the capital leases are $29,000 and $5,000 for the years ending December 31, 2012 and 2013, respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2011	2010
Professional fees	$142	$313
Research and development costs	93	60
Payroll related costs	309	740

Total accrued expenses and other current liabilities	$544	$1,113

7. Commitments and Contingencies

The Company acquires assets still in development and enters into research and development arrangements with third parties that often require milestone and royalty payments based on the progress of the asset through development stages. Milestone payments may be required, for example, upon approval of the product for marketing by a regulatory agency. In certain agreements, the Company is required to make royalty payments based upon a percentage of the sales. Because of the contingent nature of these payments, they are not included in the table of contractual obligations shown below (see also Note 11).

These arrangements may be material individually, and in the unlikely event that milestones for multiple products covered by these arrangements were reached in the same period, the aggregate charge to expense could be material to the results of operations. In addition, these arrangements often give the Company the discretion to unilaterally terminate development of the product, which would allow the Company to avoid making the contingent payments; however, the Company is unlikely to cease development if the compound successfully achieves clinical testing objectives. The Company’s contractual obligations that will require future cash payments as of December 31, 2011 are as follows (in thousands):

	Operating Leases(1)	Non-Cancelable Employment Agreements(2)	Subtotal	Cancelable License Agreements(3)	Total
2012	$98	$628	$726	$153	$879
2013	—	—	—	153	153
2014	—	—	—	138	138
2015	—	—	—	138	138
2016	—	—	—	138	138
2017 and Thereafter	—	—	—	1,273	1,273

Total	$98	$628	$726	$1,993	$2,719

(1)	Operating leases are primarily facility and equipment related obligations with third party vendors. Operating lease expenses during the years ended December 31, 2011 and 2010 were approximately $220,000 and $274,000, respectively.
(2)	Employment agreement obligations include management contracts, as well as scientific advisory board member compensation agreements. Certain agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually at the discretion of the Board of Directors, as well as for minimum bonuses that are payable.
(3)	License agreements generally relate to the Company’s obligations associated with RNAi. The Company continually assesses the progress of its licensed technology and the progress of its research and development efforts as it relates to its licensed technology and may terminate with notice to the licensor at any time. In the event these licenses are terminated, no amounts will be due.

The Company applies the disclosure provisions FASB ASC Topic 460 (“ASC 460”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, to its agreements that contain guarantee or indemnification clauses. The Company provides (i) indemnifications of varying scope and size to certain investors and other parties for certain losses suffered or incurred by the indemnified party in connection with various types of third-party claims and (ii) indemnifications of varying scope and size to officers and directors against third party claims arising from the services they provide to us. These indemnifications give rise only to the disclosure provisions of ASC 460. To date, the Company has not incurred costs as a result of these obligations and does not expect to incur material costs in the future. Accordingly, the Company has not accrued any liabilities in its financial statements related to these indemnifications.

8. Stockholder’s Equity

2009 Registered Direct Offering — On March 17, 2009, Galena entered into a placement agency agreement, which was subsequently amended on May 26, 2009 and July 22, 2009, with Rodman & Renshaw, LLC (“Rodman”) as the exclusive placement agent, relating to a proposed offering by Galena of new securities to potential investors. On July 30, 2009, Galena entered into definitive agreements for the sale and issuance by Galena to certain investors of 2,385,715 units, with each unit consisting of one share of Galena’s common stock and a warrant to purchase 0.40 of a share of common stock, at a purchase price of $3.50 per unit (the “2009 Offering”). The 2009 Offering closed on August 4, 2009. The warrants have an exercise price of $4.50 per share and are exercisable for a period beginning on February 3, 2010 until their expiration on August 3, 2014. Galena raised gross proceeds of approximately $8,350,000 in the 2009 Offering and net cash proceeds, after deducting the placement agents’ fees and other offering expenses payable by Galena, of approximately $7.7 million. In connection with the transaction, Galena issued a warrant to purchase a total of 954,285 shares of common stock.

As part of the placement agency agreement, Galena issued a warrant to purchase 23,857 shares of Galena’s common stock to Rodman. The warrant has an exercise price of $4.38 per share. The warrant is immediately vested and is exercisable until its expiration on August 3, 2014.

The Company follows the guidance of ASC Topic 815-40, as certain warrants issued in connection with the stock offering on August 4, 2009 were determined not to be indexed to Galena’s common stock as they are potentially settleable in cash. The fair value of the warrants at the dates of issuance totaling $2,863,000 was recorded as a derivative liability and was determined by the Black-Scholes option pricing model. Due to the fact that Galena has limited trading history, Galena’s expected stock volatility assumption is based on a combination of implied volatilities of similar entities whose share or option prices are publically traded. Galena used a weighted average expected stock volatility of 122.69%. The expected life assumption is based on the contract term of five years. The dividend yield of zero is based on the fact that Galena has no present intention to pay cash dividends in the future. The risk free rate of 1.72% used for the warrant is equal to the zero coupon rate in effect at the time of the grant.

The decrease in the fair value of the warrants from the date of issuance to September 24, 2011 is $2,586,000, of which $1,666,000 has been included in other income (expense) in the accompanying statements of expenses for the year ended December 31, 2011. The fair value of these warrants at September 24, 2011 of $277,000 was reclassified to divisional deficit immediately prior to the recapitalization of the Company, as the Company was effectively released of any liability or obligation to settle the warrants pursuant to the contribution agreement with Galena entered into on this date. The fair value of the warrants was determined by the Black-Scholes option pricing model. Due to the fact that Galena has limited trading history, Galena’s expected stock volatility assumption is based on a combination of implied volatilities of similar entities whose shares or options are publicly traded. Galena used a weighted average expected stock volatility of 98.87%. The expected life assumption is based on the remaining contract term of 2.8 years. The dividend yield of zero is based on the fact that Galena has no present intention to pay cash dividends. The risk free rate of 0.37% used for the warrants is equal to the zero coupon rate in effect on the date of the re-measurement. All changes related to the value of these warrants have been allocated entirely to the Company.

2010 Registered Direct Offering — On March 22, 2010, Galena entered into a placement agency agreement relating to a proposed offering by Galena of new securities to potential investors. On March 23, 2010, Galena entered into definitive agreements for the sale and issuance by Galena to certain investors of 2,700,000 units, with each unit consisting of one share of Galena’s common stock and a warrant to purchase 0.20 of a share of Galena’s common stock, at a purchase price of $6.00 per unit (the “2010 Offering”). The 2010 Offering closed on March 26, 2010. Galena issued warrants to purchase 540,000 shares of Galena’s common stock at an exercise price of $6.00 per share, which are exercisable beginning on September 26, 2010, until their expiration on March 26, 2016. Galena raised gross proceeds of approximately $16.2 million in the 2010 Offering and net cash proceeds, after deducting the placement agent fees and other offering expenses payable by Galena, of approximately $15.2 million.

As part of the 2010 Offering, Galena entered in a stock redemption agreement whereby Galena was required to use 25% of the net proceeds from the 2010 Offering to repurchase 675,000 shares of Galena’s common stock held by CytRx Shares of common stock that are mandatorily redeemable upon the exercise of warrants issued in the 2010 Offering, under the stock redemption agreement, were determined to embody an obligation that may require Galena to settle the obligation by transferring assets, and, as such, shall be classified as a liability. The fair value of the common stock potentially redeemable under the stock redemption agreement totaling $785,000 was recorded as a derivative liability was determined using the fixed monetary amount of each warrant multiplied by assumptions regarding the number and timing of warrants to be exercised. On December 29, 2010, CytRx sold all of their shares held in Galena, thus reducing the potential redemption liability to zero as December 31, 2010. The Company recorded a gain of $785,000 as other income as a result of this settlement.

Certain warrants issued in connection with the 2010 Offering were determined not to be indexed to Galena’s common stock as they are potentially settleable in cash. The fair value of the warrants at the dates of issuance totaling $2,466,000 was recorded as a derivative liability and a cost of equity and was determined by the Black-Scholes option pricing model. Due to the fact that Galena has limited trading history, Galena’s expected stock volatility assumption is based on a combination of implied volatilities of similar entities whose share or option prices are publicly traded. Galena used a weighted average expected stock volatility of 119.49%. The expected life assumption is based on the contract term of 6.5 years. The dividend yield of zero is based on the fact that Galena has no present intention to pay cash dividends. The risk free rate of 3.22% used for the warrant is equal to the zero coupon rate in effect at the time of the grant.

The decrease in the fair value of the warrants from date of issuance to September 24, 2011 is $2,152,000, of which $881,000 has been included in other income (expense) in the accompanying statements of expenses for the year ended December 31, 2011. The fair value of these warrants of $314,000 at September 24, 2011 was reclassified to divisional deficit immediately prior to the recapitalization of the Company, as the Company was effectively released of any liability or obligation to settle the warrants pursuant to the contribution agreement with Galena entered into on this date. The fair value of the warrants was determined by the Black-Scholes option pricing model. Due to the fact that Galena has limited trading history, Galena’s expected stock volatility assumption is based on a combination of implied volatilities of similar entities whose shares or options are publicly traded. Galena used a weighted average expected stock volatility of 98.87%. The expected life assumption is based on the remaining contract term of 5.0 years. The dividend yield of zero is based on the fact that Galena has no present intention to pay cash dividends. The risk free rate of 0.89% used for the warrants is equal to the zero coupon rate in effect on the date of the re-measurement. All changes related to the value of these warrants have been allocated entirely to the Company.

2011 Offerings — On March 4, 2011, Galena closed an underwritten public offering of 6,000,000 units at a price to the public of $1.35 per unit for gross proceeds of $8.1 million (the “March 2011 Offering”). The offering provided approximately $7.3 million to Galena after deducting the underwriting discounts and commissions and offering expenses. Each unit consists of (i) one share of common stock, (ii) a thirteen-month warrant to purchase 0.50 of a share of common stock at an exercise price of $1.70 per share (subject to anti-dilution adjustment) and (iii) a five-year warrant to purchase 0.50 of a share of common stock at an exercise price of $1.87 per share (subject to anti-dilution adjustment). On April 15, 2011, the holders of outstanding warrants issued in the March 2011 Offering to purchase an aggregate of 3,450,000 shares of common stock agreed to exchange such warrants for warrants exercisable for the same number of shares as those being exchanged, but otherwise on the same terms of the warrants sold in Galena’s April 2011 Offering described below. Prior to the exchange, the Company recorded a decrease in fair value of $1,000,000 related to the exchanged warrants. Upon the exchange, the Company recorded a loss of $900,000, which represented the difference between the adjusted fair value of the March 2011 warrants as compared to the fair value of the April 2011 warrants received in the exchange. As a result of a subsequent offering that was completed on April 15, 2011, the exercise price of the remaining 2,550,000 outstanding warrants sold in the March 2011 Offering was reduced to $1.00 per share as a result of the anti-dilution adjustment.

The thirteen-month and five-year warrants issued in connection with the March 2011 Offering were determined not to be indexed to Galena’s common stock as they are potentially settleable in cash. The fair value of the remaining 2,550,000 warrants at the date of issuance totaling $1,790,000 was recorded as a derivative liability and was determined using the Black-Scholes option pricing model. Due to the fact that Galena has limited trading history, Galena’s expected stock volatility assumption is based on a combination of implied volatilities of similar entities whose shares or options are publicly traded. Galena used a weighted average expected stock volatility of 113.25%. The expected life assumption is based on the contract term of 1.08 years used for the thirteen-month warrants and 5 years used for the five-year warrants. The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. The risk free rate of 0.26% used for the thirteen-month warrants and 2.17% used for the five-year warrants is equal to the zero coupon rate in effect at the time of the grant. In July 2011, 75,000 of the thirteen-month warrants were exercised at $1.00 per common share which resulted in a $34,000 reduction of the derivative liability. In July 2011, 75,000 of the five-year warrants were exercised at $1.00 per common share, which resulted in a $68,000 reduction in the derivative liability. The decrease in the fair value of the warrants from date of issuance to September 24, 2011 of $625,000 has been included in other income (expense) in the accompanying statements of expenses for the year ended December 31, 2011. The fair value of these warrants of $1,165,000 at September 24, 2011 was reclassified to divisional deficit immediately prior to the recapitalization of the Company, as the Company was effectively released of any liability or obligation to settle the warrants pursuant to the contribution agreement with Galena entered into on this date. The fair value of the warrants was determined using the Black-Scholes option pricing model. Due to the fact that Galena has limited trading history, Galena’s expected stock volatility assumption is based on a combination of implied volatilities of similar entities whose shares or options are publicly traded. Galena used a weighted average expected stock volatility of 98.87%. The expected life assumption is based on the remaining contract term of 0.5 years used for the thirteen-month warrants and 4.4 years used for the five- year warrants. The dividend yield of zero is based on the fact that Galena has no present intention to pay cash dividends. The risk free rate of 0.02% used for the thirteen-month warrants and 0.63% used for the five-year warrants is equal to the zero coupon rate in effect on the date of the re-measurement. All changes related to the value of these warrants have been allocated entirely to the Company.

On April 20, 2011, Galena completed an underwritten public offering of 11,950,000 units at a price to the public of $1.00 per unit, for gross proceeds of approximately $12 million (the “April 2011 Offering”). Each unit consisted of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $1.00 per share. The shares of common stock and warrants were immediately separable and no separate units were issued. The warrants are exercisable beginning one year and one day from the date of issuance, but only if Galena’s stockholders approve an increase in the number of authorized shares of common stock of Galena, and expire on the sixth anniversary of the date of issuance. Net proceeds, after underwriting discounts and commissions and other offering expenses, were approximately $10.9 million. In connection with the April Offering, Galena agreed to hold a stockholders meeting no later than July 31, 2011, in order to seek stockholder approval for an amendment to Galena’s Amended and Restated Certificate of Incorporation to increase the authorized number of shares of its common stock. The Board of Directors of Galena subsequently adopted an amendment to increase the authorized shares of common stock to 125,000,000, which was presented to and approved by the stockholders of Galena at the 2011 Annual Meeting of Stockholders held on July 15, 2011.

The warrants issued in connection with the April 2011 Offering, including the warrants issued in exchanged for the March 2011 warrants, were determined not to be indexed to Galena’s common stock as they are potentially settleable in cash. A portion of the liability was allocated to the Company based on the expected use of proceeds at the time the Offering was completed. The fair value of the warrants at the dates of issuance allocated to the Company totaling $6,932,000 was recorded as a derivative liability and was determined using the Black-Scholes option pricing model. Due to the fact that the Company has limited trading history, Galena’s expected stock volatility assumption is based on a combination of implied volatilities of similar entities whose shares or options are publicly traded. Galena used a weighted average expected stock volatility of 99.04%. The expected life assumption is based on the contract term of 7.0 years. The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. The risk free rate of 2.81% used for the warrants is equal to the zero coupon rate in effect at the time of the grant. The increase in the fair value of the warrants allocated to the Company from date of issuance to September 24, 2011 is $561,000, which has been included in other income (expense) in the accompanying statements of expenses for the year ended December 31, 2011. The fair value of the warrants of $7,493,000 at September 24, 2011 was reclassified to divisional deficit immediately prior to the recapitalization of the Company, as the Company was effectively released of any liability or obligation to settle the warrants pursuant to the contribution agreement with Galena entered into on this date. The fair value of the warrants was determined by the Black-Scholes option pricing model. Due to the fact that Galena has limited trading history, Galena’s expected stock volatility assumption is based on a combination of implied volatilities of similar entities whose shares or options are publicly traded. Galena used a weighted average expected stock volatility of 98.87%. The expected life assumption is based on the remaining contract term of 6.56 years. The dividend yield of zero is based on the fact that Galena has no present intention to pay cash dividends. The risk free rate of 1.35% used for the warrants is equal to the zero coupon rate in effect on the date of the re-measurement. Additionally, in connection with the previously discussed exchange, the Company recorded a loss of approximately $900,000 which accounts for the remaining change in value during the period.

Other Derivatives

On February 1, 2010, Galena issued 250,000 warrants to an investment bank as consideration for investment and business advisory services. The warrants have an exercise $5.66 per share and expire five years from the date of issuance on February 1, 2015. The warrants vested as to 62,500 shares upon issuance, and vested at a rate of 20,833 shares per month starting on the 90 day anniversary of issuance, and are exercisable for a period of five years. All shares were vested at December 31, 2010. Galena has also agreed to give the holder of the warrants unlimited “piggy back” registration rights with respect to the shares of Common Stock underlying the warrants in any registration statement the Galena files in connection with an underwritten offering of the common stock. The fair value of these warrants has been estimated based on the Black-Scholes options pricing model and changes in the fair value until fully vested are recorded in the statement of expenses in accordance with the requirements of ASC Topic 718 and ASC Topic 505-50. Total expense related to these warrants was approximately $700,000 during the year ended December 31, 2010 and has been allocated entirely to the Company.

On February 1, 2011, Galena issued 150,000 warrants to an investment bank as consideration for investment and business advisory services. The warrants have an exercise $2.10 per share and expire five years from the date of issuance on February 1, 2016. The warrants vested as to 37,500 shares upon issuance, and vested at a rate of 12,500 shares per month starting on the 90 day anniversary of issuance, and are exercisable for a period of five years. All shares were vested at December 31, 2011. Galena has also agreed to give the holder of the warrants unlimited “piggy back” registration rights with respect to the shares of Common Stock underlying the warrants in any registration statement the Galena files in connection with an underwritten offering of the common stock. The fair value of these warrants has been estimated based on the Black-Scholes options pricing model and changes in the fair value until fully vested are recorded in the statement of expenses in accordance with the requirements of ASC Topic 718 and ASC Topic 505-50. Total expense related to these warrants was approximately $108,000 during the year ended December 31, 2011, of which $91,000 has been allocated to the Company.

9. Stock-Based Compensation

The following stock based compensation information relates to stock options issued by Galena. Stock based compensation expense is allocated to the carved out financial statements based on an estimate of time spent by Galena employees, board members, scientific advisory board members, and outside consultants on RXi related matters. Galena follows the provisions of the FASB ASC Topic 718, “Compensation — Stock Compensation” (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and non-employee directors including employee stock options. Stock compensation expense based on the grant date fair value estimated in accordance with the provisions of ASC 718 is recognized as an expense over the requisite service period.

For stock options granted as consideration for services rendered by non-employees, Galena recognizes compensation expense in accordance with the requirements of FASB ASC Topic 505-50, “Equity Based Payments to Non- Employees.”

Non-employee option grants that do not vest immediately upon grant are recorded as an expense over the vesting period of the underlying stock options. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option-pricing model, will be re-measured using the fair value of Galena’s common stock and the non-cash compensation recognized during the period will be adjusted accordingly. Since the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense will include fair value re-measurements until the stock options are fully vested.

Galena is currently using the Black-Scholes option-pricing model to determine the fair value of all its option grants. For option grants issued for the years ended December 31, 2011 and 2010, the following assumptions were used:

	Year Ended December 31,
	2011	2010
Weighted-average risk-free interest rate	0.97% - 3.16%	1.88% - 3.28%
Weighted-average expected volatility	98.61% -113.87%	118.3 – 133.62%
Weighted-average expected lives (years)	4.71 – 6.25	6-10
Weighted-average expected dividend yield	0.00%	0.00%

The weighted-average fair value of options granted during the years ended December 31, 2011 and 2010 was $0.98 and $4.31 per share, respectively.

Galena’s expected common stock price volatility assumption is based upon the volatility of a basket of comparable companies. The expected life assumptions for employee grants were based upon the simplified method provided for under ASC 718-10. The expected life assumptions for non-employees were based upon the contractual term of the option. The dividend yield assumption of zero is based upon the fact that Galena has never paid cash dividends and presently has no intention of paying cash dividends in the future. The risk-free interest rate used for each grant was also based upon prevailing short-term interest rates. Galena has estimated an annualized forfeiture rate of 15% for options granted to its employees, 8% for options granted to senior management and no forfeiture rate for the directors. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeiture rates are higher than estimated.

The following table summarizes the activity of Galena’s stock option plan for options allocated to the Company for the period January 1, 2010 to December 31, 2011:

	Stock Options	Weighted Average Exercise Price
Outstanding — January 1, 2010	3,582,339	5.16
Granted	926,768	4.81
Exercised	(53,500)	4.75
Forfeited	(122,471)	4.85

Outstanding — December 31, 2010	4,333,136	5.10
Granted	2,312,750	0.90
Exercised	—	—
Forfeited	(1,492,499)	4.99

Outstanding — December 31, 2011	5,153,387	$3.24

Exercisable — December 31, 2010	3,155,900	$5.22

Exercisable — December 31, 2011	4,286,690	$3.62

The weighted-average remaining contractual life of options outstanding and exercisable at December 31, 2011 was 8.28 years and 7.81 years, respectively. The weighted average remaining contractual life of options outstanding and exercisable at December 31, 2010 was 7.35 years and 7.09 years, respectively.

The aggregate intrinsic value of outstanding options as of December 31, 2011 and 2010 was $0 and $137,000, respectively. The aggregate intrinsic value of exercisable options as of December 31, 2011 and 2010 was $0 and $34,000, respectively. The aggregate intrinsic value is calculated based on the positive difference between the closing fair market value of the Parent Company’s common stock and the exercise price of the underlying options.

The aggregate intrinsic value of options exercised during 2010 was approximately $164,000. No options were exercised during the period ended December 31, 2011.

RXi recorded approximately $2,111,000 and $4,368,000 of stock-based compensation for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011, there was $398,000 of unrecognized compensation cost related to outstanding options that is expected to be recognized as a component of RXi’s operating expenses through 2014.

On November 4, 2009, as part of a planned succession in leadership, Tod Woolf, Ph.D., resigned as Galena’s President, Chief Executive Officer and a member of Galena’s Board of Directors. According to the Separation Agreement between Dr. Woolf and Galena, Dr. Woolf received in one lump sum payment his full severance equivalent to a six (6) month salary ($187,500), six (6) months acceleration of vesting of all of his outstanding unvested stock options of Galena as of November 4, 2009, and an offer to join the Company’s Scientific Advisory Board (SAB) for 3 years (the “New Position”). In addition, and as part of the Separation Agreement, Galena agreed to extend the exercise period for all of Dr. Woolf’s vested Stock Options as of November 4, 2009, to the later of: (i) a period of two (2) years from his resignation (until November 4, 2011); or (ii) ninety (90) days following the end of the term of the SAB Agreement (February 4, 2013) or such earlier date as the SAB Agreement may be terminated pursuant to the terms of the SAB Agreement provided Dr. Woolf has not violated the non-competition provisions of the SAB Agreement prior to the date of exercise (whether or not the SAB Agreement is still in effect at that time). Notwithstanding any provision of Galena’s 2007 Incentive Plan, the Company also agreed that Dr. Woolf’s previously awarded stock options shall continue to vest during his continuing role in Galena in the New Position. The option modification resulted in an incremental value of the options of approximately $153,000. As of December 31, 2011, there were 21,890 shares subject to future vesting. Total expense for the years ended December 31, 2011 and 2010 was $65,000 and $193,000, respectively.

As of December 31, 2011, an aggregate of 8,750,000 shares of common stock were reserved for issuance under the Galena Biopharma, Inc. 2007 Incentive Plan, including 6,163,137 shares subject to outstanding common stock options granted under this plan and 1,299,717 shares available for future grants. The administrator of the plan determines the times when an option may become exercisable. Vesting periods of options granted to date include vesting upon grant to vesting at the end of a four year period. The options will expire, unless previously exercised, no later than ten years from the grant date. Galena is using unissued shares for all shares issued for options, restricted share awards and ESPP issuances.

Restricted Stock Units — In addition to options to purchase shares of common stock, Galena may grant restricted stock units (“RSUs”) as part of its compensation package. Each RSU is granted at the fair market value based on the date of grant. Vesting is determined on a grant by grant basis.

In March 2011, Galena granted a total of 220,729 RSUs. The RSUs had an aggregate intrinsic value of $256,000. In 2010, Galena granted a total of 43,541. The RSUs granted in 2010 had an aggregate intrinsic value of $112,000. As of December 31, 2011 and 2010, all of the RSUs had vested in full.

10. Income Taxes

The components of federal and state income tax expense are as follows (in thousands):

	Year Ended December 31,
	2011	2010
Current
Federal	$—	$—
State	—	—

Total current	—	—
Deferred
Federal	(884)	(4,853)
State	(229)	(1,283)

Total deferred	(1,113)	(6,136)
Valuation allowance	1,113	6,136

Total income tax expense	$—	$—

The components of net deferred tax assets are as follows (in thousands):

	As of December 31,
	2011	2010
Net operating loss carryforwards	$986	$13,328
Tax credit carryforwards	—	1,061
Stock based compensation	—	5,864
Other timing differences	127	104
Licensing deduction deferral	—	3,264

Gross deferred tax assets	1,113	23,621
Valuation allowance	(1,113)	(23,621)

Net deferred tax asset	$—	$—

Prior to the incorporation of RXi in September 2011, the deferred tax assets of RXi were carved-out of the financial statements of Galena. Accordingly, the deferred tax assets at December 31, 2010 are not necessarily reflective of the deferred tax assets of RXi after its incorporation. RXi’s deferred tax assets at December 31, 2011 consisted primarily of its net operating loss carryforwards and certain accruals that for tax purposes are not deductible until future payment is made.

The Company incurred net operating losses since inception. At December 31, 2011, RXi had domestic, federal and state net operating loss carryforwards of approximately $2.5 million available to reduce future taxable income expiring in 2021. Net operating loss and research and development tax credit carryforwards generated prior to September 8, 2011 were retained by Galena and not available to RXi. Based on an assessment of all available evidence including, but not limited to the Company’s limited operating history in its core business and lack of profitability, uncertainties of the commercial viability of its technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, the Company has concluded that it is more likely than not that these net operating loss carry forwards and credits will not be realized and, as a result, a 100% deferred income tax valuation allowance has been recorded against these assets.

The Company adopted certain provisions of the ASC 740, effective January 1, 2007 which clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. The adoption of ASC 740-10 did not have any effect on the Company’s financial position or results of operations.

Galena files income tax returns in the U.S. federal, Massachusetts, and Oregon jurisdictions. Galena is subject to tax examinations for the 2007 tax year and beyond. Galena does not believe there will be any material changes in its unrecognized tax positions over the next 12 months. Galena has not incurred any interest or penalties. In the event that Galena is assessed interest or penalties at some point in the future, they will be classified in the financial statements as general and administrative expense.

The operating results of the RXi for the year ended December 31, 2011 will be included in Galena’s tax return for the year ended December 31, 2011. No tax provision has been recorded for RXi for the year ended December 31, 2011 due to both Galena’s and RXi’s loss for the year.

11. License Agreements

As part of its business, Galena enters into numerous licensing agreements. These license agreements with third parties often require milestone and royalty payments based on the progress of the asset through development stages. Milestone payments may be required, for example, upon approval of the product for marketing by a regulatory agency. In certain agreements, Galena is required to make royalty payments based upon a percentage of net sales.

The expenditures required under these arrangements may be material individually in the event that Galena develops product candidates covered by the intellectual property licensed under any such arrangement, and in the unlikely event that milestones for multiple products covered by these arrangements were reached in the same period, the aggregate charge to expense could be material to the results of operations. In addition, these arrangements often give Galena the discretion to unilaterally terminate development of the product, which would allow Galena to avoid making the contingent payments; however, Galena is unlikely to cease development if the compound successfully achieves clinical testing objectives.

During the year ended December 31, 2007, Galena entered into a license agreement with Cold Spring Harbor Laboratory (“CSHL”) for small hairpin RNA, or “shRNA”, for which Galena paid $50,000 and agreed to make future milestone and royalty payments upon successful development and commercialization of products. Galena also entered into four exclusive license agreements and an invention disclosure agreement with the University of Massachusetts Medical School (“UMMS”) for which the Company paid cash of $453,000 and issued 462,112 shares of its common stock valued at $2.3 million, or $5.00 per share. For each RNAi product developed in connection with the license granted by CSHL, the possible aggregate milestone payments equal $2,650,000. The invention disclosure agreement has an initial term of three years and provides the option to negotiate licenses to certain RNAi technologies discovered at UMMS. During the year ended December 31, 2011, Galena cancelled several of its licenses with UMMS. Upon the signing of the Contribution Agreement on September 24, 2011, one of the remaining UMMS licenses was transferred to RXi and the CSHL license agreement was retained by Galena and not transferred to RXi.

On August 29, 2007, Galena entered into a license agreement with TriLink Biotechnologies, Inc. (“TriLink”) for three RNAi chemistry technologies all for therapeutic RNAi applications, for which Galena paid $100,000 and agreed to pay yearly maintenance fees of $30,000, as well as future clinical milestone payments and royalty payments based on sales of therapeutic products developed from the licensed technologies. There was no expense recorded in 2010 and 2011. Upon the signing of the Contribution Agreement on September 24, 2011, the TriLink license agreement was retained by Galena and not transferred to RXi.

In October 2007, Galena entered into a license agreement with Dharmacon, Inc. (now part of Thermo Fisher Scientific Inc.), pursuant to which Galena obtained an exclusive license to certain RNAi sequences to a number of target genes for the development of Galena’s rxRNA compounds. Further, Galena has obtained the right to license additional RNAi sequences, under the same terms, disclosed by Thermo Fisher Scientific Inc. in its pending patent applications against target genes and has received an option for exclusivity for other siRNA configurations. As consideration for this license, Galena paid an up-front fee of $150,000 and agreed to pay future clinical milestone payments and royalty payments based on sales of siRNA compositions developed in connection with the licensed technology. No amounts were expensed in 2010 and 2011 related to this license.

In November 2007, Galena entered into a license agreement with Life Technologies, Inc., (“Life Technologies”) pursuant to which the Company was granted rights under four patents relating to RNA target sequences, RNA chemical modifications, RNA configurations and/or RNA delivery to cells. As consideration for this license, Galena paid an up-front fee of $250,000 and agreed to pay yearly maintenance fees of the same amount beginning in 2008. Further, Galena is obligated to pay a fee for each additional gene target added to the license as well as a fee on the first and second anniversaries on the date of which consent to add the gene target to the list of those covered by the license was granted. Galena has also been granted, for each gene target, an option to secure preclinical rights and/or the clinical rights, for which RXi would be required to pay additional fees. Further, Galena is required to make future clinical milestone payments and royalty payments based on sales of therapeutic products developed from the licensed technologies. The Company expensed $187,500 and $62,500 for the years ended December 31, 2011 and 2010, respectively, related to this license. Upon the signing of the Contribution Agreement on September 24, 2011, the Life Technologies license agreement was retained by Galena and not transferred to RXi.

On October 3, 2008, Galena acquired co-exclusive rights to technology for the oral delivery of RNAi therapeutics from UMMS. As consideration for this license, Galena agreed to pay a total license fee of $2,500,000 over a 12 month period, which can be paid in cash, in equity or a combination thereof, provided that a specified amount of the license fee must be made in cash. This Agreement was amended on July 1, 2009, allowing Galena to extend the periods for which certain milestone payments are due to UMMS. Payments made in equity may only be made if, at the time of such payment, the shares of common stock issuable upon conversion of the warrant have been registered for resale under the Securities Act of 1933. No warrants have been issued under this agreement. There were no expenses recorded for the years ended December 31, 2011 and 2010. On March 14, 2011, Galena exercised its right to terminate the license by providing written notice to UMMS.

In September, 2009, Galena entered into a Patent and Technology Assignment Agreement with Advirna, LLC (“Advirna”), a Colorado limited liability company co-founded by RXi’s former Chief Scientific Officer. Pursuant to the terms of the agreement, Advirna assigned to Galena certain patent and technology rights related to chemically modified polynucleotides (the “Rights”) and Galena granted to Advirna a fully paid-up license to the Rights in a specified field. During the year ended December 31, 2011, the Company paid and expensed $100,000 annual maintenance fee under this agreement. There was no expense recorded for the year ended December 31, 2010.

As part of the transactions contemplated by the contribution and securities purchase agreements, on September 24, 2011, RXi entered into an agreement with Advirna pursuant to which:

•

Advirna assigned to RXi its existing patent and technology rights related to sd-rxRNA technology in exchange for RXi’s agreement to pay Advirna an annual $100,000 maintenance fee and a one-time $350,000 milestone payment upon the future issuance of the first patent with valid claims covering the assigned patent and technology rights;

•	RXi will also be required to pay a 1% royalty to Advirna for any licensing revenue received by RXi with respect to future licensing of the assigned Advirna patent and technology rights;

•	RXi has granted back to Advirna a license under the assigned patent and technology for fields of use outside the fields of human therapeutics and diagnostics; and

•

RXi issued to Advirna, upon the completion of the spin-off transaction, 41,849,934 shares of RXi’s common stock representing approximately 5% of the fully diluted shares of RXi common stock assuming the conversion in full of all outstanding Series A Preferred Stock.

12. Related Party Transactions

Galena and Advirna, co-founded by RXi’s former Senior Vice President and Chief Scientific Officer, were parties to an option agreement whereby Galena paid $5,000 in 2008 for consideration to be granted the exclusive worldwide rights to license certain technology and $75,000 for the initial maintenance in 2009 under a Patent and Technology Assignment Agreement with Advirna entered into in September 2009. As part of the transactions contemplated by the contribution and securities purchase agreements, on September 24, 2011, RXi entered into an agreement with Advirna pursuant to which Advirna assigned to RXi its existing patent and technology rights related to sd-rxRNA technology in exchange for RXi’s agreement to pay Advirna an annual maintenance fee and other consideration upon the achievement of certain milestones (see also Note 11).

On February 26, 2007, Galena entered into Scientific Advisory Board Agreements (the “SAB Agreements”), with four of its founders. At the time of the execution of the SAB Agreements, each of the founders were beneficial owners of more than five percent of Galena’s outstanding stock. Pursuant to the SAB Agreements, on May 23, 2007, Galena granted to each of the founders a stock option under the 2007 Plan to purchase 52,832 shares of its common stock. In addition, under the SAB Agreements, Galena will grant each of the founders a stock option under the 2007 Plan to purchase 52,832 shares of its common stock on February 26, 2008, June 5, 2009 and June 4, 2010 with a per share exercise price equal to the closing price of such stock on the public market on the date of grant unless a founder terminates a SAB Agreement without good reason (as defined) or Galena terminates a SAB Agreement with cause (as defined therein) in which case no further option grants will be made to the founder.

All options granted pursuant to the SAB Agreements are fully vested on the date of grant and have a term of ten years. The fair value of stock options granted during 2010 under the SAB Agreement for each founder is approximately $142,000 which was estimated using the Black-Scholes option-pricing model as more fully discussed above under significant accounting policies and the stock based compensation footnote. Included in the Company’s financial statements for the year ended December 31, 2010 is approximately $566,000 of expense related to the granting of these stock options. No options under the SAB agreements were issued during the year ended December 31, 2011.

Additionally, pursuant to a letter agreement between Galena and each founder dated as of April 30, 2007, the “SAB Letters”, in further consideration of the services to be rendered by the founders under the SAB Agreements, Galena granted additional stock options on May 23, 2007 under the 2007 Plan to each of the founders to purchase 26,416 shares of its common stock. Unless a founder terminates a SAB Agreement without good reason (as defined) or the Company terminates a SAB Agreement with cause (as defined therein), the options granted pursuant to the SAB Letters will fully vest from and after April 29, 2012 and will have a term of ten years from the date of grant. At December 31, 2011 and 2010, the fair market value of stock options under the SAB Agreement for each founder is approximately $5,000 and $52,400, respectively, which was estimated using the Black-Scholes option-pricing model as more fully discussed above under the summary of significant accounting policies and the stock based compensation footnote. Included in the Company’s financial statements for the years ended December 31, 2011 and 2010 is approximately $159,000 and $60,000 of income, respectively, related to these stock options.

13. Subsequent Events

Effective April 27, 2012, the Company entered into a separation agreement with Dr. Khvorova. In the separation agreement, Galena has agreed to pay severance to Dr. Khvorova equal to six months’ salary and to pay the employer’s share of her COBRA premiums for six months following the effective date of her separation. In the separation agreement, Dr. Khvorova agreed to forego the grant of the option to purchase shares of the Company’s common stock that was contemplated by her former employment agreement with the Company.

Effective April 27, 2012, the Company entered into an employment agreement with Dr. Geert Cauwenbergh to serve as the Company’s President and Chief Executive Officer at an annual salary of $360,000. Dr. Cauwenbergh will also be entitled to a grant of stock options to purchase 4% of the outstanding common stock of the Company as of such grant date (calculated on a fully-diluted, as converted basis), at an exercise price per share to be determined based on the fair value of the Company’s common stock on the date of grant. Dr. Cauwenbergh’s employment agreement also provides that during the term of his employment with the Company, he shall serve as a member of the Company’s Board of Directors.

EXHIBIT INDEX

Exhibit Number	Description

31.1	Sarbanes-Oxley Act Section 302 Certification of Chief Executive Officer and Chief Financial Officer.

32.1	Sarbanes-Oxley Act Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this special financial report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Worcester, Commonwealth of Massachusetts, on May 7, 2012.

RXi PHARMACEUTICALS CORPORATION

By:	/s/ GEERT CAUWENBERGH
Geert Cauwenbergh, Dr. Med. Sc.
President, Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this special financial report has been signed below by the following person in the capacities and on the date indicated.

Signatures	Title	Date

/s/ GEERT CAUWENBERGH Geert Cauwenbergh, Dr. Med. Sc.	President, Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Accounting and Financial Officer) and sole Director	May 7, 2012